William F. Osbourn, Jr.
Executive Vice President and
Chief Financial Officer

Xerox Corporation
201 Merritt 7
Norwalk, CT 06851

Bill.Osbourn@xerox.com
tel 203.849.2483
fax 203.849.2606

April 18, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ryan Rohn and Craig Wilson

Re:    Xerox Corporation
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 25, 2019
File No. 001-04471

Dear Mr. Rohn and Mr. Wilson:
Reference is made to your letter dated April 11, 2019 addressed to Giovanni Visentin, Chief Executive Officer of Xerox Corporation (the “Registrant” or the “Company”). Our response to the comment raised in your letter is set forth in the attached.

If you have any questions or comments with respect to our response to your comment addressed in this letter, please do not hesitate to call me at 203-849-2483 or Joseph H. Mancini, Jr., Vice President and Chief Accounting Officer, at 203-849-2533.

Sincerely,

/S/ WILLIAM F. OSBOURN, JR.

William F. Osbourn, Jr.
Executive Vice President and Chief Financial Officer

C: J.H. Mancini, Jr.